

December 31, 2012

Via E-mail
Brian Gevry
Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202

> **Re:** **Titanium Asset Management Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 000-53352**

Dear Mr. Gevry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Institutional Distribution, page 6

1. Please expand your disclosure in future filings to provide a more detailed explanation of your relationship with investment consultants, including whether you have any arrangements or agreements with the consultants. Please also describe and quantify any referral fees or other payments made to the consultants.

State Regulation, page 9

2.   Please revise your disclosure on page 9 to discuss the "other" requirements and standards that may be imposed on the company by state regulators. Also, please provide a brief discussion of the material state regulations that currently apply to the company specifically, and discuss whether or not the company is in compliance at this time.

Item 1A. Risk Factors, page 9

Our charter documents contain provisions that may delay, defer or prevent a change of control. page 18

3.   We note your statement that there are charter provisions in place that (1) limit a stockholders' ability to call special meetings, and (2) give Clal and its affiliates "special rights." Please provide more detail regarding the limitations and special rights.

Assets Under Management, page 23

4.   We note that you have disclosed the average fixed income and equity returns for 2011 as measured by the Barclays Aggregate Index and the S&P 500 Index, respectively, and state that 50% of your fixed income assets and 20% of equity assets with defined performance benchmarks outperformed their respective benchmarks for the 2011 fiscal year. Please also provide the average return of the fixed income and equity assets under management by the company specifically in addition to providing the average return of the broader indices.

Item 8. Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 38

5.   In future filings, please ensure that the audit report provided by your independent accountants indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Note 5 – Goodwill and intangible assets, page 50

6.   We note that you revised your goodwill impairment methodology during 2011 to use only the income approach when determining the fair value of the reporting unit, as compared to using a mix of the income and market approaches in prior periods. Please tell us what the impairment charge would have been had you continued to use your historical 75/25 mix of the income approach and market approach. If this information is not available, please tell us whether during prior periods the market approach always produced a fair value higher than that derived from an income approach.

7.   As a related matter, we note that the forecast prepared for your 2011 goodwill impairment assessment includes a projected net business flow assumption of 3% for 2012

through 2015. Please explain how you determined this to be a reasonable assumption given that you have experienced net outflows in assets under management (AUM) in each year since your inception. Please also explain whether you continue to believe this projection is appropriate for the foreseeable three-year period given the continued net outflows in AUM during the nine months ended September 30, 2012. Finally, please quantify the impact on your impairment analysis if you were to change this assumption to a 0% growth rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman

Suzanne Hayes
Assistant Director